THE MERGER FUND VL

November 4, 2011

Dear Shareholders:

As of September 30, The Merger Fund VL was down 2.3% year-to-date, the result of a disappointing and volatile three-month period for all asset classes.  Having begun the quarter in the black by 3.5%, it was unfortunate to go back, but the Fund retreated by 560 basis points during the period.  We invested in a total of 98 deals during the quarter and experienced two terminated takeovers, consistent with our historic deal-selection success rate of 98% plus.  Relatively robust deal activity allowed the Fund to remain fully invested, with 95-100% of its assets deployed throughout the period, despite continued market turmoil.  The Fund’s performance was lower than our targeted returns due to several factors unrelated to terminated deals. Weak worldwide economic data alternated with a frenzied flow of governmental and sovereign debt crises, which contributed to disarray in the capital markets.  U.S. Treasury obligations soared in value, as did gold prices, reflecting flights to quality (to the extent that one can call T-Bonds “quality”) and to stores of value in an uncertain environment.  An additional fallout of this climate of fear was an historic correlation between unrelated, and therefore theoretically uncorrelated, stocks.  In fact, equity correlations of S&P 500 members as of September were the highest recorded since the stock market crash of 1987, almost 25 years ago.  The result of this correlation is that not just the baby but everything in the tub was thrown out with the bathwater.  One would think that European debt problems and protests in Greece and the Middle East should not affect the risk of completion of safe, stable “plain vanilla” U.S. merger transactions, but risk premiums embedded in all investments increased indiscriminately.  Reflecting this reflexive “risk-off” mentality, the S&P 500 Index declined 13.9% during the quarter, leaving the broad index down 8.7% for the year.  World markets as a whole performed even worse, with the MSCI EAFE World Index losing 18.9% during the quarter, pushing it down to -14.6% through September 2011.  For comparison purposes, the HFR Event Driven Index (HFRXED) was down 6.8% for the quarter, leaving it 5.5% in negative territory for the year; and the HFR Merger Arbitrage Index (HFRXMA) lost 4.2% for the quarter, resulting in a 3.2% year-to-date deficit.  As the saying goes, “you can’t eat relative performance,” but we take some satisfaction from having out-performed the S&P by 5.9%, the HFRXED by 3.2% and the HFRXMA by 0.9% since the beginning of the year.  We are also pleased that we accomplished this with less than one third of the volatility of the S&P,1 a reflection of our emphasis on risk-adjusted metrics.

WHO THE? WHAT THE?

Of the 98 merger-arbitrage investments the Fund was involved in this quarter, 49 produced negative marks-to-market, i.e., showed unrealized losses.  This was highly unusual and due to the market forces discussed above.  We ended the quarter with 67 investments on the sheets, in line with our diversification target of 35 to 70 positions.  We invested in 31 new transactions during the quarter in a broad spectrum of industries and with varying deal structures.  In fact, some of these new investments proceeded to trade down after our initial investment, creating additional attractive opportunities for us to deploy capital.  It is worth noting that as long as the deals in which we invest proceed to completion, the unrealized losses will be reversed and the Fund will capture the difference between the entry point and the value of the deal consideration, known as the “arbitrage spread.”  In fact, that process has begun, and the Fund is climbing back from its third quarter performance down only 0.2% as of the end of October.

 1 YTD standard deviation for The Merger Fund VL, was 6.93% vs. 22.04% for the S&P 500 Index.

Among our biggest losers for the quarter was British Sky Broadcasting (BSkyB), which we continue to exit in an orderly manner after News Corp. withdrew its bid in light of a phone-hacking scandal.  As is our practice, we overlaid the position with a targeted hedge while we are attempting to efficiently liquidate the holding. We also sustained paper losses in DTG, as the saga continues to play out like a Days of Our Lives episode while Hertz and Dollar Thrifty continue their game of cat-and-mouse and Avis potentially hides around the corner in the event the mouse escapes from Hertz’s clutches.  We are still optimistic that DTG will ultimately be acquired by one of its rivals, and its value continues to increase as it reports quarter-over-quarter improved results.  NYSE Euronext, in the process of being acquired by Deutsche Boerse AG, cost the Fund 0.8% in negative marks during the quarter, and Synthes, Inc., a cross-border acquisition by Johnson & Johnson and one of our largest positions was a loser (we hope temporarily) during the period as well.  Even Temple-Inland, which ultimately capitulated to a hostile approach from International Paper Corp., traded down intra-quarter despite the absence of negative developments in the deal.

On the positive side of the ledger, the portfolio reflected assorted small profits in our macro hedge, Petrohawk Energy Corp., a $15 billion acquisition by BHP Billiton Ltd.; Autonomy Corp PLC, a $10 billion acquisition by Hewlett-Packard Co; Man SE, the subject of a plodding share tender by Volkswagen; and finally, three completed transactions: Cephalon Inc. by Teva Pharmaceuticals, Lubrizol by Berkshire Hathaway and National Semiconductor Corp. by Texas Instruments.

New positions were interspersed throughout the globe this quarter as SAB Miller finally quenched its thirst with a $10 billion deal to buy Fosters, Macarthur Coal was mined by a group led by the U.S.-based Peabody Coal for $4 billion, Autonomy Corp plc will no longer be autonomous after agreeing to be purchased by Hewlett-Packard Corp. for in excess of $10 billion; and Northumbrian Water Group plc was purchased after being flooded by a $7.5 billion bid from a consortium called UK Water 2011 Ltd.

Not to be outdone, U.S. deal activity created some interesting opportunities, as Express Scripts found the prescription for growth via a $34 billion merger with Medco Health Solutions Inc.;  Google Inc. computed the right price with its $10 billion acquisition of Motorola Mobility Holdings, Inc., and United Technologies blasted off by paying $18 billion for Goodrich Corp. in an all-cash deal.  Three leveraged buyouts made their way into our portfolio also: Kinetic Concepts Inc. was purchased by a group led by Apax partners; Emdeon Inc., agreed to be bought by a consortium including the Blackstone Group; and Pharmaceutical Product Development Inc, entered into an agreement to be bought by Carlyle Group and Hellman & Friedman for $4 billion.  As our investors may be aware, we tend not to be enamored of financially-driven transactions such as LBOs, but these three deals share some characteristics that make them attractive and make us optimistic about the odds for successful completion.  First, the transactions have financing commitments in place; additionally, obtaining financing is not a condition to the buyers’ obligations to complete the deals.  Second, the “break fees,” or termination fees, are larger than the typical 3% of deal value that were historically present, so an attempt to walk away from the transaction by the buyer becomes more expensive than it would otherwise be.  Third, the equity contribution by the LBO sponsors is between 30%-50%, far greater than that of prior generations of LBOs, reflecting a greater commitment by the sponsors and resulting in an entity with a lower debt to equity ratio than deals of years past.  Additionally, the multiple of EBITDA or cash flow paid in the range of 6-9x is lower than the 12-15x multiple that we saw in some of the problematic transactions circa 2007 and before.  And finally, the merger agreements extracted by these target companies are more favorably written than earlier iterations with regard to the ability to compel “specific performance” of the buyer’s obligations.

For the stat-o-philes among us, here are some higher-level statistics:2
•	Although global deal volume by currency decreased 12% year-over-year compared to the 3rd quarter of 2010, global deal count increased by 11%.
•
Total M&A deal volume for the year through the 3rd quarter was $1.78 trillion compared to $1.54 trillion for the first 3 quarters of last year, representing a 15% increase.  U.S. based buyers accounted for 40% of this total volume.

•
Private equity transactions have exceeded $144 billion in total this year, which is the 4th largest on record. Reflecting the aforementioned economic uncertainty, European activity declined by 26% compared to the 3rd quarter of 2010.

•	A significant majority of transactions, 69%, provided for cash consideration, while all-stock consideration represented only 11% of deal volume.

Deal activity continues to be robust when viewed from a global vantage point, despite periodic geographic rotation.  This bolsters our optimism that the next multi-year cycle of increasing M&A activity is imminent.   As discussed in previous letters, strengthened corporate balance sheets together with low funding rates incentivize companies to undertake transactions.  Significantly, even in the current volatile environment, many acquirers’ stock prices have risen after announcing deals, and this has historically provided confidence to other would-be buyers who are considering significant transactions.  The New York Times Dealbook discussed the subject with Jim Woolery, co-head of North America mergers and acquisitions at JPMorgan Chase, who commented “…What is different now versus 2009 is that many companies are well-capitalized with access to attractive financing.  Investors want that capital deployed to achieve growth, including through synergistic, scale, core acquisitions.  The market has rewarded buyers who move in that direction.  We have many clients who want to play offense in these markets in order to drive shareholder value….”3

TAKE ME OUT TO THE BALLGAME

Speaking of offense and statistics, we had the opportunity to see the movie “Moneyball,” based on the book by Michael Lewis and starring Brad Pitt as Billy Beane, the trailblazing General Manager of the Oakland A’s professional baseball team during the year 2002.  The premise of the movie was that a team’s payroll should be deployed in the most efficient manner, determined objectively, rather than used to sign superstars or other players based upon the coaches’ and management’s experience, judgments and subjective impressions.  Beane pioneered the use of “Sabermetrics,” a term coined by baseball statistician Bill James to analyze team and player success based upon statistics and empirical evidence.  Beane took this methodology a step further and applied it to allocation of his team’s payroll.  He concluded that the way to extract the greatest value from his payroll was to identify in an objective, quantitative manner those players who, for example, produced the greatest on-base percentage and slugging percentage per expected salary dollar.

It occurred to us that this was an excellent analogy for part of our merger arbitrage process.  In the same manner that Billy Beane wanted the best “bang for the buck” when drafting baseball players and that mutual fund investors seek to maximize their expected return while minimizing the risk of significant losses, we attempt to quantitatively analyze individual investments to select those which offer the greatest expected rate-of-return per unit of risk incurred.  We measure risk by the level of volatility, or standard deviation of all potential outcomes.  The core of our philosophy is to provide attractive risk-adjusted returns rather than merely selecting those investments which offer the highest potential rates of return yet also risk the largest losses.  However, our portfolio construction is not merely formula-driven.

 2See Bloomberg Global Financial Advisory Mergers & Acquisitions Rankings Q3 2011.
 3New York Times Dealbook, 10/11/11, “James Woolery of JPMorgan Surveys the M.&A. Scene”.

All of our assumptions, from the expected closing date to the likelihood of receiving shareholder votes, or SEC and other regulatory approvals, or even obtaining financing are all judgment-based and provide the inputs for optimizing our portfolio in the same way that Billy Beane used statistics to optimize the “portfolio” of ballplayers on his team.  As his team could trade a player that was underperforming, so too can our Fund, to stretch the metaphor a little further.  As soon as an investment in our portfolio no longer provides an attractive risk/reward profile, we will trade out of the position and seek to replace it.  We hope that the Mets will adopt the same philosophy.

Finally, we have received some inquiries regarding the timing of our quarterly letters.  In an effort to provide more timely communications, we will make the statistical summary that is attached to each letter available within 2 weeks of the end of the quarter.  Additionally, we still anticipate providing the letter approximately 4-6 weeks after the end of each quarter.

We appreciate your support and feedback.  All of us at Westchester Capital Management wish you a warm and happy holiday season.

Sincerely,

Roy Behren	Mike Shannon

Note:  Before investing in The Merger Fund VL, consider its investment objectives, risks, charges and expenses. For a prospectus containing this and other information, including current performance data that may be lower or higher than the data included herein, contact your life insurance company or The Merger Fund VL c/o U.S. Bancorp Fund Services, LLC at (800) 343-8959. Please read it carefully. The performance data included herein represents past performance and does not guarantee future results. The Merger Fund VL’s share price and return will vary, and investors may have a gain or loss when they redeem their shares.

Shareholder Services: U.S. Bancorp Fund Services, LLC  •  P.O. Box 701 • Milwaukee • Wisconsin 53201 • (800) 343-8959
Investment Adviser: Westchester Capital Management, LLC • 100 Summit Lake Drive • Valhalla • New York 10595
(914) 741-5600 • Fax (914) 741-2950

The Merger Fund VL		Q3 2011 Statistical Summary
As of September 30, 2011

QTD 2011:	-5.59%	Total Fund Assets:	$13.3 million
YTD 2011:	-2.26%	Assets in the Strategy:	$5.2 billion

Portfolio Snapshot

FUND FACTS
Portfolio Characteristics
Inception Date:	May 2004
Net Expense Ratio1	1.40%
Total Operating Expense1, 2	3.19%
Portfolio Turnover Rate1	187.18%

PORTFOLIO
Equity Investments
Number of Long Positions:	67
Number of Short Positions:	14
Average Position Size:	1.7%
% Invested:	106%
Short positions as % of net assets:	11%

Top Ten Positions
Synthes, Inc.
Cephalon Inc.
Motorola Mobility Holdings, Inc.
MAN SE
Varian Semiconductor Equipment Assoc. Inc.
Goodrich Corporation
British Sky Broadcasting Group
Autonomy Corporation plc
Temple-Inland Inc.
NetLogic Microsystems Inc.

Type of Buyer
Strategic	94.55%
Financial	5.45%

By Deal Type
Friendly	95.42%
Hostile	4.58%

Fund holdings and asset allocation are subject to change at any time and are not recommendations to buy or sell any security.

1For period 1/1/10 to 12/31/10.

2Includes interest expense, borrowing expense on securities sold short and dividends on securities sold short.

For more information please call (800) 343-8959

The Merger Fund VL	Q3 2011 Performance Summary

TOP WINNERS		TOP LOSERS
Deal	Attribution	Deal	Attribution
Macro Portfolio Hedge	0.14%	British Sky Broadcasting Group	-1.09%
Petrohawk Energy Corporation	0.08%	EXCO Resources Inc.	-0.99%
MAN SE	0.07%	NYSE Euronext	-0.83%
Autonomy Corporation	0.07%	Dollar Thrifty Automotive Group	-0.46%
The Lubrizol Corporation	0.06%	Synthes, Inc.	-0.34%
National Semiconductor Corp.	0.06%	Smith & Nephew plc	-0.23%
Cephalon Inc.	0.05%	ITT Corporation	-0.21%
Comcast Corporation Special Class A	0.05%	Medco Health Solutions, Inc.	-0.19%

Performance 1

Cumulative Change in Value of a $1,000 Investment

Past performance is not indicative of future results.

1 Performance is for the period from June 1, 2004, the first full month of the life of the Fund, through September 2011.

The performance figures shown above represent past performance and do not guarantee future results. The Fund’s share price and return will vary, and investors may have a gain or loss upon redemption of their shares. Current performance may be lower or higher than the performance figures shown above. Current month-end performance is available by calling (800) 343-8959.

The S&P 500 TR is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general.  It is shown with dividends reinvested.  You cannot invest directly in the index.

Before investing in The Merger Fund VL, consider its investment objectives, risks, charges and expenses. For a prospectus containing this and other information, contact a participating insurance company. Please read it carefully.

Fund holdings and asset allocation are subject to change at any time and are not recommendations to buy or sell any security.  Before investing in The Merger Fund VL, consider its investment objectives, risks, charges and expenses. For a prospectus containing this and other information, contact your investment professional or view it online at www.mergerfund.com. Please read it carefully.

For more information please call (800) 343-8959